Exhibit 99.1

19 October 2020

BURFORD CAPITAL BEGINS TRADING ON THE NEW YORK STOCK EXCHANGE

NYSE-listing is a first for the growing legal finance market

Burford Capital Limited (“Burford Capital” or “Burford” or “the Company”), the leading global finance and asset management firm focused on law, today announced that it has successfully listed on the New York Stock Exchange (“NYSE”), becoming the first ever legal finance firm to be publicly traded in the US and the first dual listed company in the legal finance industry.

Burford’s listing not only marks a milestone in its own history, it also brings increased visibility and accountability to the global commercial legal finance market. Legal finance is increasingly relevant given economic pressures that make businesses eager to contain costs, conserve cash and maximize profitability, and as commercial disputes typically rise following a downturn, the need for finance will increase.

Since its launch in 2009, Burford has achieved notable success in identifying and monetizing legal claim assets—the core skillset of legal finance. It has worked with Fortune 500 companies as well as 93 of the AmLaw 100 and 89 of the 100 largest global law firms, providing financing for fees and expenses associated with commercial disputes as well as monetizing claims and awards, and has built a $4 billion portfolio. A recent example of Burford’s activity is the $75 million monetization of a pending claim for a Fortune 100 company that enabled it to optimize cashflow and offload legal expense risk.

Burford shares started trading on the NYSE at 9:30 AM ET today following the completion of the transition of its share register to the US, establishing the company’s dual listing on the NYSE and London Stock Exchange AIM. In both listing venues, Burford shares are quoted under the stock ticker BUR with the new ISIN GG00BMGYLN96.

Christopher Bogart, CEO of Burford, commented:

“This is a proud moment for me, Burford’s co-founder Jonathan Molot, and indeed for the whole Burford team. Our NYSE listing exemplifies our culture of excellence, innovation and providing solutions to clients as the leading global finance and asset management firm focused on law. We are, once again, at the forefront of our sector, and our listing is evidence that legal finance is a sophisticated tool that plays an important role in the legal landscape. Our new listing will increase the pool of investors able to invest in Burford’s shares while more broadly raising our profile in the US capital markets, which may in time lower our cost of capital. For our clients, this listing gives them further proof that working with us means partnering with a gold standard finance firm that is open and transparent about its operations.”

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Huw Jeremy (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange and the London Stock Exchange, and it works with law firms and clients around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise.